SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Waite, Schneider, Bayless & Chesley Co., L.P.A.

1513 Fourth & Vine Tower

One West Fourth Street

Cincinnati, Ohio 45202

(513) 621-0267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101
1.	Name of Reporting Persons. Jack C. Maier QTIP Trust Craig F. Maier, Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 349,063
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 349,063
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 349,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%*
14.	Type of Reporting Person (See Instructions) OO

*	Based on information set forth on the Form 10-Q of Frisch’s Restaurants, Inc. as filed with the Securities and Exchange Commission on January 20, 2010, there were 5,107,058 shares of common stock, no par value, of the Company issued and outstanding as of December 21, 2009.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of Frisch’s Restaurants, Inc. (the “Company”), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.	Identity and Background

Jack C. Maier QTIP Trust

Craig F. Maier, Trustee

2800 Gilbert Avenue

Cincinnati, Ohio 45206

A trust formed in the State of Ohio

CRAIG F. MAIER, Trustee

a.	Craig F. Maier

b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206

c.	Mr. Maier is the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc.

d.	Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

e.	Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Maier is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Jack C. Maier QTIP Trust is a limited partner in JBM Limited Partnership, an Ohio limited partnership (“JBM”). As a limited partner, on January 22, 2010, the Trust received a distribution from JBM of 349,063 Shares.

Item 4.	Purpose of Transaction

The Jack C. Maier QTIP Trust is a limited partner in JBM. As a limited partner, on January 22, 2010, the Jack C. Maier QTIP Trust received a distribution of 349,063 Shares from JBM. The Trust will monitor its investment in the Shares and take such action with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Shares and disposing of Shares. The Trust may also dispose of Shares to obtain cash to satisfy liabilities of the Trust.

Except as described herein, the Trust has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Based on information set forth on the Form 10-Q of Frisch’s Restaurants, Inc. as filed with the Securities and Exchange Commission on January 20, 2010, there were 5,107,058 shares of common stock, no par value, of the Company issued and outstanding as of December 21, 2009. Accordingly, effective January 22, 2010 after the receipt of the distribution, the Trust was deemed to beneficially own 349,063 Shares, or approximately 6.8% of the Shares deemed issued and outstanding as of December 21, 2009.

(b) Craig F. Maier, as Trustee, has the sole power to vote and to direct the disposition of the 349,063 Shares held by the Trust. See response to Item 2 for information regarding Mr. Maier.

(c) On January 22, 2010, the Trust received a distribution from JBM of 349,063 Shares.

(d) Craig F. Maier, as Trustee, has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Trust.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2010	Jack C. Maier QTIP Trust

/s/ Craig F. Maier
Craig F. Maier, Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

5